Exhibit 23.2
CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-268285) and Forms S-8 (Nos. 333-220055 and 333-239427) of our report dated March 20, 2023, (which report includes an explanatory paragraph regarding the existence of substantial doubt about the Company’s ability to continue as a going concern), with respect to the consolidated financial statements of Chief1 Holdings, LLC, and Subsidiaries (the “Company”) as of December 31, 2022 and 2021, and for the years then ended, which report appears in the Form 10-K/A of Sabra Health Care REIT, Inc. dated March 20, 2023.

/s/ Mayer Hoffman McCann P.C.
Plymouth Meeting, Pennsylvania
March 20, 2023